July 7, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iris International, Inc.| Form 10-K for the Fiscal Year ended December 31, 2008 Filed March 6, 2009 File No. 001-11181

Ladies and Gentlemen:

        On behalf of IRIS International, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated June 26, 2009 (the “Comment Letter”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

        As discussed with the Staff, the Company will file Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “10-K Amendment”) following resolution with the Staff of comment #9 below.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 1.  Business, page 1

Intellectual Property, page 13

1.	We note the significance attached to your intellectual property as described in the risk factor on page 20. In future filings, please disclose the duration of the patents you mention in this section as required by Regulation S-K Item 101(c)(iv). If there are risks to your business from patents that may be expiring soon, please add appropriate risk factor disclosure.

        The Company notes the Staff’s comments and will include the requested disclosure with respect to the Company’s patents in future filings.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
July 7, 2009

Base Salaries, page 15
2.	We note your disclosure that base salary is set depending on “the executive’s level of responsibility, skills, experience, future potential and individual performance.” In future filings, please describe specifically how these factors were used to make compensation decisions during the applicable periods, discussing how the committee determined the compensation amounts rather than using boilerplate disclosure. If compensation decisions were based on the subjective discretion of the committee, please say so clearly and directly, without implying that objective factors were used.

        The Company notes the Staff’s comments and will include the requested disclosure in future filings.

3.	In future filings, please include a comprehensive discussion of how you determined each named executive officers’ compensation throughout your Compensation Discussion and Analysis, which should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. This should include explanation of the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the disparity between your chief executive officer’s compensation and that of the other named executive officers. Such disclosure should include a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officer’s, as appropriate. See Item 402(b)(2)(vii) of Regulation S-K.

        The Company notes the Staff’s comments and will include the requested disclosure in future filings.

Management Incentive Bonus Plan, page 15

4.	In future filings, please provide additional disclosure and analysis of how the “individual performance goals” that you mention on page 15 contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. If instead, as your disclosure suggests, incentive compensation awards are made on a “discretionary” or subjective basis, please say so clearly, or disclose the relative weight assigned to objective goals and how such goals factor into the “ultimate incentive awards” granted by the Compensation and Nominating Committee and the Board of Directors. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission
July 7, 2009

        The Company notes the Staff’s comments and will include the requested disclosure in future filings.

5.	We note that you have not disclosed the “company-wide performance goals” to be achieved in order for your named executive officers to earn their respective annual cash incentive payments. Please provide such disclosure in your future filings, as applicable. To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

        The Company notes the Staff’s comments and will include the requested disclosure in future filings.

Stock Option Awards, page 16

6.	We note that you do not state how you determined the amounts of stock options to be granted to each named executive officer. In future filings, please disclose what elements of corporate and individual performance are taken into account in granting these options and why the Compensation and Nominating Committee determined that the specific equity allocation was appropriate in light of the factors considered. In revising your disclosure, please also clarify the reasons for differences in the relative sizes of the grants among the officers.

        The Company notes the Staff’s comments and will include the requested disclosure in future filings.

Financial Statements, page 41

Report of Independent Registered Public Accounting Firm, page 42

7.	We note the second paragraph of the auditor’s report refers to the “auditing standards of the Public Company Accounting Oversight Board (United States)” and not to “the standards of the Public Company Accounting Oversight Board (United States)" as required by paragraph 3 of PCAOB AS 1. Please have your auditor revise its report to include the correct language and amend the filing to include the revised report.

Securities and Exchange Commission
July 7, 2009

        The Company will include in the 10-K Amendment a revised audit report as requested by the Staff.

8.	We note that the opinion paragraph of your auditor’s report only opines on the balance sheets as of December 31, 2008 and 2007 and results of operations, cash flows and other comprehensive income for the years then ended (i.e., fiscal 2008 and 2007). Pleas amend the filing to include an audit report that also opines on your results of operations, cash flows and other comprehensive income for the fiscal year ended December 31, 2006. Refer to Rules 2-02 and 3-02(a) of Regulation S-X.

        The Company will include in the 10-K Amendment a revised audit report as requested by the Staff.

Note 15.  Manufacturing Transition Rights, page 69

9.	Please tell us how you considered your obligation to continue to provide know how to IDEXX related to the manufacturing of rotors and your obligation to manufacture any rotors needed by them in determining that the entire nonrecurring payment of $1.5 million should be recorded in fiscal 2008. Refer to SAB Topic 13.A.3(f) and EITF 00-21.

        Pursuant to the EITF 00-21, Revenue Arrangements with Multiple Deliverables, the manufacturing, supply, and transition agreement (the “Agreement”) between the Company’s wholly-owned subsidiary, Statspin, Inc. (“Statspin”), and IDEXX Operations, Inc. (“IDEXX”), we considered the following two revenue generating activities and associated obligations:

1.     Acquisition of manufacturing rights; and

2.     Payment for rotors manufactured and services provided by Statspin during the transition period.

        Pursuant to the Agreement, IDEXX acquired from Statspin the right to manufacture rotors previously developed by Statspin under parties’ original development agreement. Section 1(a) of the Agreement provides as follows:

“Acquisition of Manufacturing Rights. In consideration of the payment provided for in Section 1(e) below, and subject to the parties’ rights and obligations during the Transition Period (as defined below), StatSpin hereby sells to IDEXX, and IDEXX hereby purchases from StatSpin, all of StatSpin’s rights to manufacture and sell Rotors to IDEXX under the Original Agreement. From and after the Transition Period, StatSpin shall have no further rights or obligations under this or any other agreement to manufacture or sell Rotors to IDEXX, and IDEXX shall have no further rights or obligations under this or any other agreement to purchase Rotors from StatSpin.”

Securities and Exchange Commission
July 7, 2009

       Prior to entering into the Agreement, Statspin maintained the exclusive right to manufacture rotors for sale to IDEXX. IDEXX desired the right to manufacture rotors directly, or to source their manufacture from a party other than Statspin, and ultimately agreed on December 30, 2008 to purchase these rights from Statspin for $1.5 million, with IDEXX’s manufacturing rights commencing at the end of a transition period. The purchase price for the manufacturing rights was paid in advance in one lump sum, and was not conditional upon any significant obligations of Statspin for which Statspin was not separately compensated at market rates.

        Statspin did agree to continue to manufacture rotors for sale to IDEXX during the transition period from December 31, 2008 through June 30, 2009. IDEXX was not prepared to immediately commence manufacturing of rotors, and negotiated for Statspin to continue to supply rotors to IDEXX until it was able to transition manufacturing away from Statspin. Statspin, however, has been separately compensated for all rotors it has produced during the transaction period at a price of $0.92 per unit, which price provides Statspin with a reasonable gross margin on rotors produced by it during the transition period and which Statspin considers a market rate for these products. The Agreement did not quantify the number of rotors Statspin was obligated to sell during the transition period, or otherwise attempt to allocate any portion of the $1.5 million purchase price over any particular volume of rotors produced during the transition period. The $1.5 million payment was not made in consideration of rotors produced by Statspin during the transition period.

        Statspin also agreed to provide IDEXX (or a designated third-party manufacturer) with technical and other assistance reasonably requested by IDEXX to facilitate the transition of the manufacturing of rotors to IDEXX or such third-party manufacturer. Statspin, however, has been separately compensated for these services at the time and materials rates set forth in the Agreement, which compensate Statspin for these services at reasonable market rates. The Agreement did not quantify the number of hours of service Statspin was obligated to provide during the transition period, or otherwise attempt to allocate any portion of the $1.5 million purchase price to any particular category of service provided during the transition period. The $1.5 million payment was not made in consideration of services produced by Statspin during the transition period.

        In its accounting analysis, the Company also considered SEC codification of Staff Accounting Bulletin Topic 13.A.3(f), Revenue Recognition – Nonrefundable Up-Front Fees, and concluded that the revenue recognized on the nonrefundable up-front fees earned during the period is considered to be a separate earnings process and has been properly accounted for based on the facts and circumstances noted above.

Securities and Exchange Commission
July 7, 2009

        The Company respectfully asserts that its accounting of the $1.5 million nonrecurring payment during fiscal 2008 was in accordance with SAB Topic 13.A.3(f) and EITF 00-21.

_________________

        Enclosed herewith is a letter from the Company making the statements requested of it by the Staff with respect to the comment process.

        We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone Peter Donato, the Company’s Chief Financial Officer at (818) 709-1244 x7271 or the undersigned at (818) 444-4502.

Sincerely, /s/ John J. McIlvery John J. McIlvery

cc:   César García
        Peter Donato